Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Penn West Energy Trust receives Investment Canada approvals for pending acquisitions

     CALGARY, Jan. 7 /CNW/ - (TSX - PWT.UN; NYSE - PWE) Penn West Energy Trust
is pleased to announce that the proposed plan of arrangement between Penn West
Energy Trust and Vault Energy Trust (the "Penn West-Vault Transaction") and
the proposed plan of arrangement between Penn West Energy Trust and Canetic
Resources Trust (the "Penn West-Canetic Transaction") have each been determined by the Canadian Minister of Industry to be of net benefit to
Canada.
     In order to demonstrate to the Minister of Industry that the Penn
West-Vault Transaction and the Penn West-Canetic Transaction will be of net benefit to Canada, Penn West made certain commitments to the Minister of
Industry. These commitments included undertakings to expend significant capital towards the development of the Vault and Canetic properties and businesses; maintaining its head offices in Calgary, Alberta and continuing to carry out its head office functions in Canada; maintaining certain aggregate employment levels and utilizing its expertise in, and ability to fund, unconventional resource exploitation and development through a focused evaluation of potential large scale, multi-year projects and other opportunities for the exploitation, development and optimization of Vault's and Canetic's unconventional resource properties. Penn West's 2008 capital expenditure program will approximate $900 million.
     Following the closing of the Penn West-Vault and the Penn West-Canetic
Transactions, Penn West will be positioned to create long-term value for Penn
West unitholders and former Vault Energy Trust and Canetic Resources Trust unitholders through a high-quality, long-life asset base, a strong balance sheet and an extensive drilling inventory, as well as improved access to equity and debt markets resulting from Penn West's increased size.

     Forward-Looking Statements

     Certain statements contained in this document constitute forward-looking statements or information (collectively "forward-looking statements") within the meaning of the "safe harbour" provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as "anticipate", "continue", "estimate", "expect", "forecast", "may", "will",
"project", "could", "plan", "intend", "should", "believe", "outlook",
"potential", "target" and similar words suggesting future events or future performance. In addition, statements relating to "reserves" or "resources" are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains, without limitation, forward-looking statements pertaining to the following:
the commitments made by Penn West to the Minister of Industry, including Penn
West's 2008 capital expenditure budget and Penn West's intention to exploit, develop and optimize Vault's and Canetic's unconventional resource properties;
and Penn West's ability to create long term value for unitholders as a consequence of the completion of the acquisition of Vault and the merger with
Canetic. With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things, our ability to comply with the commitments made to the Minister of Industry. Although Penn
West believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause Penn West's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, the factors described in Penn West's public filings (including its
Annual Information Form) available in Canada at www.sedar.com and in the
United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive. The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, Penn West does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

     Penn West Energy Trust is a senior oil and natural gas energy trust based in Calgary, Alberta that trades on the Toronto Stock Exchange under the symbol
PWT.UN and on the New York Stock Exchange under the symbol PWE.

     %SEDAR: 00022266E          %CIK: 0001334388

     /For further information: PENN WEST ENERGY TRUST, Suite 2200, 425 - First
Street S.W., Calgary, Alberta, T2P 3L8, Phone: (403) 777-2500, Toll-free:
1-866-693-2707, Fax: (403) 777-2699, Website: www.pennwest.com; Investor
Relations: Phone: 1-888-770-2633, E-mail: investor_relations(at)pennwest.com,
William Andrew, President and CEO, Phone: (403) 777-2502/
     (PWT.UN. PWE)

CO:  Penn West Energy Trust

CNW 17:41e 07-JAN-08